Exhibit 99.2

PERDIGAO S. A.

CNPJ-MF 01.838.723/0001-27

A Publicly Held Company

MINUTES OF THE 27TH EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS

DATE, PLACE AND TIME: August 7 2006 at 10:00 a.m. at Av. Escola Politédcnica, 760 in the city and state of São Paulo. QUORUM: All members of the Board. PRESIDING OFFICIALS: Eggon João da Silva, Chairman and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Filing for the Registration of a Public Offering for the Primary Distribution of Common Shares: The Board approved (1) the request to file for the registration of a Public Offering for the Primary Distribution of common shares, with no par value, issued by the Company (“Offering”) and of the common shares and/or American Depositary Shares – ADSs, as the case may be, with the Brazilian Securities and Exchange Commission - CVM and the U.S. Securities and Exchange Commission - SEC, as well as the listing of the ADSs on the New York Stock Exchange – NYSE. The Offering shall simultaneously comprise: (a) the public distribution of common shares in Brazil, on the non-organized over-the-counter market pursuant to CVM Instruction 400/03, as amended, and the sale of common shares in the overseas market on a best endeavors basis; and (b) the distribution of common shares in the overseas market, including common shares in the form of American Depositary Shares – ADSs, represented by American Depositary Receipts – ADRs; the Offering shall be executed within the Company’s limit for authorized capital and the effective quantity of shares to be issued, as well as the remaining conditions of the Offering, shall be approved by the Company’s Board of Directors in due course; the price per share shall be set in accordance with the following parameters (i) the price of the ordinary shares on the São Paulo Stock Exchange - BOVESPA and the price of the ADSs on the New York Stock Exchange - NYSE; and (ii) the indications of interest based on the quality of demand (by volume and price) obtained in the course of the bookbuilding procedure, pursuant to article 44 of CVM Instruction 400/03 and in accordance with the provisions of article 170, paragraph 1, sub-section III of Law 6,404/76; the effective execution of the Offering is subject to the prevailing conditions in the domestic and international capital markets as well as the concession of the respective registrations by the Brazilian Securities and Exchange Commission - CVM and by the US Securities and Exchange Commission - SEC.(2) the appointment of the Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to the Company’s Bylaws, to practice all acts and sign all the necessary documents for the execution of the resolutions hereby adopted, including, and in particular, for the purpose of signing the International Underwriting Agreement and the Distribution Contract as well as signing the Registration Statement in Form F-3 (the “Registration Statement”) and the 462(b) Registration Statement prepared on the basis of “Rule 462(b) under the Securities Act of 1933, as amended”, if applicable, as well as all other documents necessary for the conclusion of the operations; (3) the approval of the appointment (i) of CT Corporation System to act as the Company’s agent for service of process for the tenor to be established in the International

Underwriting Agreement, with powers in the name of the Company, to receive correspondence, subpoenas and notifications with respect to administrative and judicial processes involving the Company and to be recorded as such in the International Underwriting Agreement and in any other documents where such an indication is deemed necessary; (ii) Donald J. Puglisi of Puglisi & Associates as the Company’s authorized representative in the United States with respect to the obligations and responsibilities relating to the Registration Statement and also as agent for service of process of the Company for an indeterminate tenor, with powers in the name of the Company to receive correspondence, subpoenas and notifications with respect to administrative and judicial processes involving the Company, and to be recorded as such in the Registration Statement, in the International Underwriting Agreement and in any other documents where such an indication is deemed necessary; (4) approval of the prospectus to be used in Brazil, as well as the Registration Statement, that contains the international prospectus; (5) ratification of all the acts already practiced relative to the above mentioned operations, including those acts involving the hiring of lawyers, financial institutions, agents, among others, necessary for the conclusion of the operations. TERMINATION: These minutes having been drafted, read and approved, were signed by the members of the Board of Directors present. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Lulis Carlos Fernandes Afonso; Jaime Hugo Patalano; Claudio Salgueiro Garcia Munhoz; Almir de Souza Carvalho; Sérgio Wilson Ferraz Fontes. (I do hereby certify that the present is an exact copy of the original minutes transcribed to Book 1 of the Minutes of the Ordinary and Extraordinary Meetings of the Company, pages 152 and 153).